

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 17, 2008

Mr. Randy L. Kotler
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

> **RE: Avatar Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 17, 2008**
> **File #1-7395**

Dear Mr. Kotler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Land and Other Inventories, page 6

1. We note that although you have recognized a net loss in the nine months ended September 30, 2008 and you anticipate incurring operating losses into 2009, you have not recognized an impairment charge related to your homebuilding operations during the nine months ended September 30, 2008. Please revise

future filings to include a more specific and comprehensive discussion regarding how you have considered your current and expected losses in determining whether an impairment charge was required. In this regard, we note your disclosure that you did further evaluate the carrying value of your long-lived assets due to the continued deterioration of market conditions in Florida and Arizona. We also note your disclosure on page eight of your Form 10-K for the fiscal year ended December 31, 2007 that a substantial portion of your inventory has been owned for many years and therefore you believe is less likely to be adversely affected by declines in the residential real estate market. These disclosures should be expanded to provide more quantitative information regarding the material assumptions underlying your impairment assessment and to provide a sensitivity analysis of such assumptions. Such disclosure would appear to provide investors with a better understanding of the impact the downturn in the homebuilding industry has had on the fair value of your long-term assets and how a further downturn in the industry could further impact these assets.

Liquidity and Capital Resources, page 26

2. We note your various disclosures including those on page seven of your Form 10-K for the fiscal year ended December 31, 2007 regarding the fact that your business is capital intensive and that you anticipate incurring indebtedness to fund your activities. We further note your disclosures related to amendments to your credit facility. Given the importance of available funding to your business, please revise future filings to further explain the underlying reasons for the amendments to your credit facility. In addition, with a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your loan agreements and tell us if you were in compliance with such covenants during the periods presented. Please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios and other amounts permitted. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief